Contacts:

Lorus Therapeutics Inc. Media Contacts:       US Investor Relations

Bruce Rowlands  Eliza Walsh / Amy Banek     Tim Clemensen

Senior Vice President  Mansfield Communications      Rubenstein Investor Relations

(416) 798-1200 ext. 338 (416) 599-0024 / (212) 370-5045    (212) 843-9337

browlands@lorusthera.com eliza@mcipr.com/amy@mcipr.com   tim@rir1.com

LORUS THERAPEUTICS TO BE A SPONSOR OF THE 6TH ANNUAL LUSTGARTEN FOUNDATION SCIENTIFIC CONFERENCE

- Conference co-sponsored by the American Association for Cancer Research (AACR) and the University of California at San Francisco -

TSX:  LOR

AMEX: LRP

TORONTO, June 24, 2004 – Lorus Therapeutics Inc. (“Lorus”) announced today that it will be an education sponsor of the 6th Annual Lustgarten Foundation Scientific Conference being held in San Francisco, CA, from June 25-26, 2004.

The conference targets clinical researchers, oncologists, post-doctorate fellows and allied medical professionals worldwide.  The Lustgarten Foundation for Pancreatic Cancer Research is the largest private foundation exclusively dedicated to supporting pancreatic cancer research.

An abstract entitled, “Virulizin(R) Induces Antitumor Activity Through Activation and Interaction of Innate Immunity” has been accepted for presentation at the conference and will be published in the meeting proceedings.

The data being presented are the culmination of a preclinical research program that revealed key elements of the molecular and cellular mechanism of action in Virulizin(R), Lorus’ lead anticancer drug candidate.

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Virulizin(R) was shown to stimulate major components of the immune system as observed by activation of macrophages, increased expression of inflammatory cytokines and expansion and activation of natural killer (NK) cells.  These events led to increased infiltration of macrophages and NK cells into tumors which coincided with increased markers for programmed cell death within the tumors— hallmarks of an antitumor immune response.

“The Lustgarten Conference serves a very important purpose in the development of treatments for pancreatic cancer,” said Dr. Jim Wright, chief executive officer of Lorus.  “It provides a forum for the exchange of ideas, research, progress and dialogue for those in the scientific community seeking to develop, improve and advance therapies that will best treat pancreatic cancer patients.”

Lorus’ lead immunotherapeutic drug, Virulizin(R) is currently in a fully enrolled pivotal Phase III registration-clinical trial in North America, South America, Europe, and Russia for the treatment of advanced pancreatic cancer.  It has been awarded orphan drug status, fast track status and a special protocol assessment from the United States Food and Drug Administration.

The Lustgarten Foundation concentrates its efforts on helping the scientific community work towards finding a cure for pancreatic cancer.  The Foundation has awarded $9 million in support of promising pancreatic research and has sponsored four international scientific meetings at leading institutions.  The Foundation also provides patient information through the dissemination of handbooks and a comprehensive web site, and promotes public awareness of this devastating disease through a public service announcement campaign featuring former President Jimmy Carter, who also serves as honorary chairman of the Foundation’s corporate advisory board.

About Lorus

Lorus is a biopharmaceutical company focused on the research and development of cancer therapies.  Lorus’ goal is to capitalize on its research, pre-clinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination, to successfully manage cancer.  Through its own discovery efforts and an acquisition and in-licensing program, Lorus is building a portfolio of promising anticancer drugs.  Late-stage clinical development and marketing may be done in cooperation with strategic pharmaceutical partners.  Lorus currently has three products in human clinical trials with a pipeline of seven clinical trials in phase II clinical trial programs and one phase III registration clinical trial.  Lorus Therapeutics Inc. is a public company listed on the Toronto Stock Exchange under the symbol LOR, and on the American Stock Exchange under the symbol LRP.  Virulizin(R) is a registered trademark of Lorus Therapeutics Inc.

Forward-Looking Statements

Except for historical information, this press release contains forward-looking statements, which reflect the Company’s current expectation and assumptions, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated.  These forward-looking statements involve risks and uncertainties, including, but not limited to, changing market conditions, the Company’s ability to obtain patent protection and protect its intellectual property rights,  commercialization limitations imposed by intellectual property rights owned or controlled by third parties, intellectual property liability rights and liability claims asserted against the Company, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, product development delays, the Company’s ability to attract and retain business partners and key personnel, future levels of government funding, the Company’s ability to obtain the capital required for research, operations and marketing and other risks detailed from time-to-time in the Company’s ongoing quarterly filings, annual information form, annual reports and 40 -F filings. We undertake no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

Lorus Therapeutics Inc.’s press releases are available through the Company’s Internet site: http://www.lorusthera.com .